As filed with the Securities and Exchange Commission on September 16, 2002

PE
9-1-02

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September 2002

TELE2 AB
(Translation of registrant's name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...　　　　Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......　　　　No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
............................N/A...

WLM

.TELE2.

Press release
September 16, 2002

Tele2 and Telenor sign MVNO agreement

Tele2 has today signed an MVNO agreement (Mobile Virtual Network Operator) with Telenor Mobile. The agreement gives the companies access to each other's GSM and future UMTS networks in Norway and Sweden. This MVNO agreement is the first of its kind on the Nordic telecom market.

Since year 2000, Tele2 has had a Service Provider agreement with Telenor Mobile. The MVNO agreement enables Tele2 to move current customers from the Service Provider agreement to the new, more competitive MVNO agreement. The agreement will facilitate Tele2's development of new and price competitive services for its Norwegian customers. It will also increase the traffic and income from the Swedish Tele2 network. The agreement is valid, as a first step, for five years.

The agreement has no influence on Tele2's current UMTS license in Norway.

Telenor Mobile has been established in Sweden since year 2001 and operates GSM telephony with the brand name 'djuice'.

Lars-Johan Jarnheimer, President and CEO of Tele2 AB, comments: "The cooperation with Telenor gives us a good basis for running cost efficient operations in Norway and an opportunity to further capitalise on our existing infrastructure in Sweden."

Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to 16.2 million people in 21 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, operating public pay telephones and public Internet services; Transac, providing billing and transaction processing service; C³, offering co-branded pre-paid calling cards and IntelliNet and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services under the Kabelvision brand name and together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsbörsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

CONTACTS

Lars-Johan Jarnheimer
President and CEO, Tele2 AB — Telephone + 46 (0)8 562 640 00

Fredrik Berglund
CEO Tele2 Sverige AB — Telephone + 46 (0)8 562 640 00

Andrew Best — Telephone + 44 (0)20 7321 5022
Investor Relations, London

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tele2 AB

By: [signature]

Name: Håkan Zadler
Title: CFO
Date: September 16, 2002